May 13, 2011

Jim B. Rosenberg

Senior Assistant Chief Accountant

United States Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, D.C. 20549

Re:                               Hospira, Inc.

Form 10-K for Fiscal Year Ended December 31, 2010

File No. 1-31946

Dear Mr. Rosenberg:

We received the SEC’s oral comments on May 9, 2011.  Hospira respectfully requests an additional ten (10) business days to respond to these comments, and will respond on or before Monday, June 6, 2011.  If you have any questions, please do not hesitate to contact me.

Sincerely,

/s/ Deborah Koenen
Deborah Koenen

cc:	Dana Hartz
Don Abbott

Deborah K. Koenen
Legal Department
Senior Counsel Securities
Phone: (224) 212-2199
Fax: (224) 212-2088
deborah.koenen@hospira.com